Exhibit (d)(4)


                                AMENDMENT TO THE
               SHAREWAVE, INC. 1996 FLEXIBLE STOCK INCENTIVE PLAN


     In accordance with the provisions of Section 9 of the ShareWave, Inc. 1996 Flexible Stock Incentive Plan (the "Plan"), ShareWave, Inc. hereby amends the Plan, effective as of November 1, 2002, by adding a new paragraph (h) at the end of Section 2 of the Plan to read as follows:

     "(h) Without limitation of the foregoing, the Committee shall have the authority, in its discretion, to implement an Option Exchange Program (as hereinafter defined) on such terms and conditions as the Committee in its discretion deems appropriate, provided that no amendment or adjustment to an option granted pursuant to the Plan that would materially and adversely affect the rights of any participant shall be made without the prior written consent of the participant. For purposes of the Plan, "Option Exchange Program" shall mean a program approved by the Committee whereby outstanding options granted pursuant to the Plan are canceled at a time when the exercise price thereof may be equal to, greater than or less than the fair market value of the Stock in exchange for other options granted pursuant to the Plan (or stock options granted pursuant to a plan of an Affiliate of the Company), whether or not such other stock options are delivered simultaneously with the cancellation and whether or not the cancellation is voluntary on the part of the participant (or any action that has the same effect as the foregoing)."